EM SECURITIES LLC

FINANCIAL STATEMENT

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For the year ended September 30, 2021

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SEC FILE NUMER
8- 67997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/20__ AND ENDING __09/30/21__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **EM Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

405 Lexington Ave, 20th Floor
(No. and Street)

New York	**NY**	**10174**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathy Efrem	**(212) 897-1686**	**kefrem@integrated.solutions**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

200 JEFFERSON PARK, SUITE 400	**Whippany**	**NJ**	**07981-1070**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, <u>Robert Stanley</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>EM Securities LLC</u> as of <u>09/30/21</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

<u>_____</u>
Signature

<u>CEO</u>
Title

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 23 DAY OF December 20 21

<u>_____</u>
NOTARY PUBLIC



<u>_____</u>
Notary Public

Christine Shaw
Notary Public, State of Connecticut
My Commission Expires 08/31-2026

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Members' Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Oath or Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
[ ]   Rule 15c3-3 Exemption Report

```
**    For conditions of confidential treatment of certain
   portions of this filing, see section 240.17a-5(e)(3).
```

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
EM Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition EM Securities LLC (the "Company"), as of September 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

December 29, 2021

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

EM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2020

ASSETS

Cash	$ 6,120,037
Accounts receivable, net	13,393
Total assets	$ 6,133,430

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Due to affiliate	$ 13,393
Member's Equity	6,120,037
	$ 6,133,430

The accompanying notes are an integral part of this financial statement.

NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS

EM Securities LLC (the "Company") provides broker dealer services including financial advisory services, underwriting and selling group participant, placement agent and similar services, and investing in securities. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Evolution Media Capital LLC ("EMC").

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The Company follows Financial Accounting Standards Board ("FASB") guidance on Fair Value Measurements which defines fair value and establishes fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. The Company's Level 3 investments have been valued using unadjusted inputs that have not been internally developed by the Company, including third-party transactions and quotations. As a result, there were no unobservable inputs that have been internally developed by the Company in determining the fair values of its investments as of September 30, 2021.

As a matter of policy, valuations determined by Management are required to be supported by market data, third-party pricing sources, industry accepted pricing models, counterparty prices or other methods Management deems to be appropriate, including the use of internal proprietary pricing models. Recent transactions often are the best indicators of fair value. The Company does not regularly hold level 3 assets and typically distributes them to its Parent as an in-kind distribution after it receives them as compensation.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Securities owned</u>

The following is a reconciliation of Level 3 financial instruments for the year ended September 30, 2021:

	Balance September 30, 2020	Acquisitions	Distributions	Balance September 30, 2021
Assets				
Equity Securities	$ -	$ 871,480	$ (871,480)	$ -
Total assets	$ -	$ 871,480	$ (871,480)	$ -

<u>Accounts Receivable and Allowance for Doubtful Accounts</u>

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a periodic basis to determine if any receivable will potentially be uncollectible. After all attempts to collect a receivable have failed, the receivable is written off.

Effective October 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances. The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. There was no allowance for credit losses at September 30, 2021.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is a limited liability company, treated as a disregarded entity for federal, state and most city income tax purposes; it is subject to minor city income taxes but these are assumed by the Company's parent. The Company therefore does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Uncertain Tax Positions

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulation and interpretations thereof.

Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded as of September 30, 2021.

Concentrations

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

For the year ended September 30, 2021, approximately 81% of the Company's revenues are from 3 clients.

NOTE 3.   RELATED PARTY TRANSACTIONS

The Company has an agreement with EMC, under which expenses of the Company are borne by EMC. For the year ended September 30, 2021, operating expenses of the Company amounting to approximately $2,692,000 met the conditions as defined in the agreement and were borne by EMC.

NOTE 4.   NET CAPITAL REQUIREMENTS

As a broker dealer the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain minimum net capital as defined of not less than the greater of $100,000 or 6-2/3% of the Company's total aggregate indebtedness. The basic concept of the net capital rule is liquidity; its objective being to require a broker dealer to have at all times sufficient liquid assets to meet its current liabilities. As of September 30, 2021, the Company had net capital of $6,106,644, which exceeded the minimum requirement of $100,000 by $6,006,644.

NOTE 5.   RULE 15C3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

NOTE 6.   ECONOMIC RISKS

In 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and the continued spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.